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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25
                                                Commission File Number 811-3584

                          NOTIFICATION OF LATE FILING


(Check one):      (X) Form 10-K     ( ) Form 11-K     ( ) Form 20-F
                  ( ) Form 10-Q     ( ) Form N-SAR

                  For Period Ended:             December 31, 1997

( )  Transition Report on Form 10-K
( )  Transition Report on Form 20-F
( )  Transition Report on Form 11-K
( )  Transition Report on Form 10-Q
( )  Transition Report on Form N-SAR

                  For the Transition Period Ended:

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
Items 6, 7 and 13 of Form 10-KSB for the fiscal year ended December 31,
1997.

                                     PART I
                             REGISTRANT INFORMATION

          Full name of registrant:              LEVCOR INTERNATIONAL, INC.

          Former name if applicable:

          Address of principal executive
          office (Street and Number):           1071 Avenue of the Americas

          City, State and Zip Code:             New York, New York   10018

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                                    PART II
                             RULE 12B-25(B) AND (C)

                  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

( ) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

                  State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  A malfunction of the Company's computer system prevented the Company's independent auditors from completing their audit of the Company in sufficient time to file their Independent Auditor's Report.

                                    PART IV
                               OTHER INFORMATION

                  (1) Name and telephone number of person to contact in regard to this notification.

         RUDOLPH E. BREMSER                       (203)          264-7428
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               (Name)                          (Area Code)  (Telephone Number)

                  (2) Have all other periodic reports required under
Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                    (X) Yes       ( ) No

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                  (3) Is it anticipated that any significant change in
results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    ( ) Yes       (X) No

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                           LEVCOR INTERNATIONAL, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    March 31, 1998                       By:  /s/ Rudolph E. Bremser
     ------------------------                    ------------------------------
                                                 Rudolph E. Bremser, Treasurer,
                                                 Principal Financial
                                                 and Accounting Officer


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